UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended November, 2012	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Thomas M. O'Donnell
(514) 939-3477
tom.odonnell@sand.com
4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements July 31, 2012

99.2	Management Discussion and Analysis

99.3	Form 52-109FV2 - CEO Certification

99.4	Form 52-109FV2 - CFO Certification

99.5	News Release dated November 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: November 29, 2012	By:	/s/ Thomas M. O'Donnell
Thomas M. O'Donnell

	Title:	Director